Exhibit 99.4

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

IMPERIAL TOBACCO GROUP PLC

2.   Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ☐

An event changing the breakdown of voting rights: ☐

Other (please specify) : ☐

3.   Full name of person(s) subject to the notification obligation:

Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

4.   Full name of shareholder(s) (if different from 3.) :

Legal & General Group Plc (L&G)

Legal & General Assurance (Pensions Management) Limited  (PMC)

5.   Date of the transaction (and date on which the threshold is crossed or  reached if different):

19/09/2007

6.   Date on which issuer notified:

20/09/2007

7.   Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
Ord 10p	Below 5%	Below 5%

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
Ord 10p	31,383,309	31,383,309	2,749,898	4.63	0.40

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
34,133,207	5.03

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group Plc (Direct and Indirect) (Group)
(34,133,207 – 5.03% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect)  (34,133,207 – 5.03% = Total Position)

Legal & General Investment Management Limited (Indirect)
(LGIM) (34,133,207 – 5.03% = Total Position)

Legal & General Group Plc (Direct) (L&G) (31,383,309 – 4.63% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (22,826,790 – 3.36% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (22,826,790 – 3.36% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 677,483,921

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851